UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons BCLS SB Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 7,929,918 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 7,929,918 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 7,929,918 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.0%
14	Type of reporting person PN

This Amendment No. 5 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by the Reporting Person on February 1, 2018, as amended by Amendment No. 1 filed on July 30, 2019, Amendment No. 2 filed on December 11, 2020, Amendment No. 3 filed on March 25, 2021 and Amendment No. 4 filed on August 18, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3. Source and Amount of Funds

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

AavantiBio Merger Agreement

On September 29, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Greenland Merger Sub LLC, a wholly owned subsidiary of the Issuer (“Transitory Subsidiary”), AavantiBio, Inc. (“AavantiBio”), and, solely in his capacity as equityholder representative, Doug Swirsky. The Merger Agreement provides for the acquisition of AavantiBio by the Issuer through the merger of Transitory Subsidiary into AavantiBio, with AavantiBio surviving as a wholly owned subsidiary of the Issuer (the “Merger”). At the effective time of the Merger, by virtue of the Merger and without any action on the part of the holders of capital stock of AavantiBio, all issued and outstanding shares of the preferred stock of AavantiBio will be converted into the right to receive, subject to certain adjustments based on AavantiBio’s indebtedness as of the closing, an aggregate of (i) $1,000 and (ii) a number of shares of the Issuer’s Common Stock (the “Stock Consideration”) (rounded to the nearest whole share) equal to fifteen percent (15%) of the outstanding shares of the Issuer’s Common Stock as of immediately prior to the closing of the Merger (and for the avoidance of doubt, before giving effect to the issuance of any securities pursuant to the Private Placement (as defined below)), calculated on a fully diluted basis using the treasury stock method (including, for clarity, calculated by disregarding any out-of-the-money outstanding stock options of the Issuer). Bain Capital Life Sciences Fund II, L.P., BCLS II Investco, LP (“BCLS II Investco”) and BCIP Life Sciences Associates, LP (collectively, the “BCLS AavantiBio Shareholders”), each of which is an affiliate of BCLSI, collectively hold approximately 32% of the outstanding shares of preferred stock of AavantiBio.

References to and the description of the Merger Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit H and incorporated by reference herein.

Securities Purchase Agreement

On September 29, 2022, the Issuer entered into securities purchase agreements (the “Securities Purchase Agreement”) with several accredited investors (the “PIPE Investors”), pursuant to which the Issuer agreed to issue and sell to the PIPE Investors in a private placement an aggregate of 159,574,463 shares of the Issuer’s Common Stock (the “PIPE Shares”), at a price of $0.47 per share (the “Private Placement”). The Private Placement is expected to close immediately following the closing of the Merger, subject to the satisfaction of specified customary closing conditions, including approval from the stockholders of the Issuer, and contingent upon, among other things, the closing of the Merger. BCLS II Investco agreed to purchase 32,446,808 shares of the Issuer’s Common Stock in the Private Placement, for total consideration of $15,249,999.76.

References to and the description of the Securities Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, which is attached hereto as Exhibit I and incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

It is expected that, subject to and effective upon the closing of the Merger, Dr. Adam Koppel, a Managing Director of BCLSI, will join the Issuer’s board of directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

Support Agreements

On September 29, 2022, the Reporting Person entered into a support agreement with the Issuer and AavantiBio (the “Issuer Support Agreement”) pursuant to which the Reporting Person agreed to vote all shares of the Issuer’s Common Stock held by it in favor of the Merger and the Private Placement and against any alternative acquisition proposals.

On September 29, 2022, the BCLS AavantiBio Shareholders entered into a support agreement with the Issuer and AavantiBio (the “AavantiBio Support Agreement”) pursuant to which they agreed to vote all of their shares of AavantiBio preferred stock in favor of the adoption of the Merger Agreement and against any alternative acquisition proposals.

References to and the descriptions of the Issuer Support Agreement and the AavantiBio Support Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Issuer Support Agreement and the AavantiBio Support Agreement, which are attached hereto as Exhibit J and Exhibit K, respectively, and incorporated by reference herein.

Registration Rights Agreement

On September 29, 2022, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors, including BCLS II Investco, pursuant to which the Issuer agreed to register for resale the PIPE Shares and the Stock Consideration held by the PIPE Investors. Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the PIPE Shares and any Stock Consideration within 60 days following the closing of the Private Placement (the “Filing Date”). The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable and to keep such registration statement effective until the date the PIPE Shares and any Stock Consideration covered by such registration statement have been sold or cease to be registrable securities under the Registration Rights Agreement.

If (i) the registration statement has not been filed by the Filing Date, (ii) the registration statement has not been declared effective by the SEC prior to the earlier of (A) five business days after the date on which the Issuer is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, or (B) 90 days following the closing of the Merger (or, in the event the SEC reviews and has written comments to the registration statement, 120 days following the closing of the Merger) or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason (including by reason of a stop order or the Issuer’s failure to update such registration statement), subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to each holder of registrable securities as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such holder in the registrable securities for the initial day of failure and for each subsequent 30-day period (or pro rata for any portion thereof) for each such month during which such event continues, subject to certain caps set forth in the Registration Rights Agreement.

The Issuer has granted the PIPE Investors customary indemnification rights in connection with the registration statement. The PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

On or prior to the closing of the Merger, each AavantiBio shareholder receiving Stock Consideration in the Merger may elect to become party to the Registration Rights Agreement. The BCLS AavantiBio Shareholders intend to join the Registration Rights Agreement with respect to their Stock Consideration pursuant to the foregoing election.

References to and the description of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit L and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit H	Merger Agreement (incorporated by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

Exhibit I	Securities Purchase Agreement (incorporated by reference from Exhibit 10.3 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

Exhibit J	Form of Issuer Support Agreement (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

Exhibit K	Form of AavantiBio Support Agreement (incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

Exhibit L	Registration Rights Agreement (incorporated by reference from Exhibit 10.4 of the Issuer’s Current Report on Form 8-K dated September 30, 2022)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2022	BCLS SB Investco, LP

	By:	Bain Capital Life Sciences Partners, LP,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its general partner

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director